JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com	222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES

February 2, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Ashley Vroman-Lee

Re:	Aston Funds
Post-Effective Amendment No. 171 under the Securities Act of 1933 and Amendment No. 173 under Investment Company Act of 1940
File Nos. 033-68666 and 811-08004

Dear Ms. Vroman-Lee:

On behalf of Aston Funds (the “Trust”), we are transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), Post-Effective Amendment No. 171 (Amendment No. 173 under the Investment Company Act) to the Trust’s Registration Statement on Form N-1A. Post-Effective Amendment No. 171 relates solely to the ASTON Small Cap Fund (formerly ASTON/TAMRO Small Cap Fund), a series of the Trust (the “Fund”), and is being filed for the purpose of reflecting changes necessary to implement a change of subadvisers.

Post-Effective Amendment No. 171 is being filed pursuant to the conditions and requirements of Rule 485(a) under the Securities Act for purposes of updating, among other things, the name of the Fund, the identities and descriptions of the subadviser and portfolio managers of the Fund, all descriptions with respect to the new subadviser including conflicts and certain matters relating to the transition of the portfolio to a new subadviser and a proposed reorganization of the Fund. Post-Effective Amendment No. 171 is also being filed for the purpose of updating the financial statements of the Fund and making certain other non-material changes. In particular, we call your attention to the following sections of the filing:

•	“Portfolio Turnover” and “Management” in the Summary Prospectus;

•	“Additional Information Regarding Investment Strategies and Risk,” “Management—Subadviser,” “Manager—Portfolio Managers” and “Management—Additional Information” in the Prospectus; and

U.S. Securities and Exchange Commission

February 2, 2016

•	“Investment Advisory and Other Services—Change in Subadviser, Change in Fund Name and Proposed Reorganization” in the Statement of Additional Information.

For your information, we note that, in connection with the changes in the Fund’s name, subadviser and portfolio managers, no changes have been made to the investment objective, principal investment strategies or fundamental investment restrictions of the Fund.

The Trust intends to request that this Amendment be declared effective on February 29, 2016 pursuant to Rule 485(a)(3) under the Securities Act.

If you have any questions or comments concerning this filing, please contact either Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt

Jacob C. Tiedt

JCT/na

Enclosure